Exhibit 99.1

Medigus Ltd Announces Second Quarter 2018 Financial Results

OMER, Israel, August 30, 2018 — Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and direct visualization technology, today announced financial results for the second quarter ended June 30, 2018.

Q2 FY 2018 Snapshot:

●	Second Quarter Operating Loss Decreased by 17%
●	Commercialization Activities Expanded In Target Markets
●	Company Enters Large and Growing Orthopedic Market with Premier Partner
●	Signed Strategic Agreement with Leading GI Distributor
●	Lowered Operating Costs

“The second quarter was defined by wide-ranging strength across target markets, including commercial expansion and pioneering of MUSE™ procedures in key geographical areas, and our entry into the orthopedic space,” said Chris Rowland, CEO of Medigus. “I am encouraged by our progress and our customers’ desire to continue expanding their product offerings with us. We look forward to future milestones, including working towards obtaining regulatory clearance of MUSE™ in China and are poised to continue on our commercialization strategy, grow the Company’s core business and create shareholder value.”

Recent Highlights:

●	In April 2018, the Company announced the first MUSE™ procedure for GERD treatment in Spain at HC Marbella International Hospital.
●	In May 2018, the company broadened availability of MUSE™ through a distribution agreement with Melekirmak in Turkey, Azerbaijan and Georgia.
●	Also in May 2018, the Company presented new safety, efficacy and comparison data on the MUSE™ system at Digestive Disease Week® (DDW) 2018 showing sustained elimination or reduction of PPI usage in updated results from Multi Center Registry.
●	In June 2018, the Company announced entering into the orthopedic market through a new development and manufacturing agreement with A.M. Surgical to develop and manufacture an integrated visualization device based on its micro ScoutCam™ which may offer a higher level of surgical control and visualization for hundreds of thousands of carpal tunnel release procedures annually in the US.
●	The Company recently announced an exclusive distribution agreement for its MUSE™ system in the U.S. with Micro-Tech Endoscopy USA, Inc., a leading global manufacturer of GI endoscopy disposables and non-vascular stents, and wholly – owned subsidiary of Micro-Tech (Nanjing) Co. Ltd., a market leader in China. This agreement was consistent with the Company’s strategy to commercialize its innovative products to targeted markets.
●	On July 23, 2018, the Company completed a public offering for approximately $9.9.million gross proceeds, or $8.6 million net of issuance costs via issuing 2,837,674 units at a price of $3.50 per unit.

Financial Results for the Second Quarter 2018:

●	Revenues for the three months ended June 30, 2018 were $54,000, a decrease of 34% compared to the three months ended June 30, 2017.
●	Research and development expenses for the three months ended June 30, 2018 were $471,000, a decrease of 23% compared to the three months ended June 30, 2017.
●	Sales and marketing expenses for the three months ended June 30, 2018 were $240,000, an increase of 2% compared to the three months ended June 30, 2017.
●	General and administrative expenses for the three months ended June 30, 2018 were $337,000, a decrease of 39% compared to the three months ended June 30, 2017.
●	Operating loss for the three months ended June 30, 2018 was $1,120,000, a decrease of 17% compared to the three months ended June 30, 2017.
●	Loss and total comprehensive loss for the three months ended June 30, 2018, was $1,149,000, compared to $788,000 profit and total comprehensive profit for the three months ended June 30, 2017.
●	Net cash used in operating activities were $962,000 for the three months ended June 30, 2018, compared to net cash used in operating activities of $1,466,000 for the three months ended June 30, 2017.
●	As of August 30, 2018 and June 30, 2018, Medigus had approximately $12 million and $4 million, respectively in cash and cash equivalents.

For detailed financial statements, please follow the link: http://www.medigus.com/investor-relations/financial-reports.

About Medigus

The Company is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. The Company is the developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the Company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market. The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com